







INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA.
AUTHORIZED COMMON STOCK: 50,000,000 SHARES
PAR VALUE: $.001

NUMBER

SHARES

HYBRID TECHNOLOGIES

SEE REVERSE FOR
CERTAIN DEFINITIONS

CUSIP NO. 44860H 10 9

This Certifies that

Is The Record Holder Of

FULLY PAID AND NON-ASSESSABLE SHARES COMMON STOCK OF

Hybrid Technologies, Inc.

Transferable on the books of the corporation in person or by duly authroized attorney upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are subject to the laws of the State of Nevada, and to the Articles of incorporaton and Bylaws of the Corporation, as now or hereafter amended. This certificate is not valid unless countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officer.

Dated

PRESIDENT

Countersigned & Registered
PACIFIC STOCK TRANSFER COMPANY
Las Vegas, Nevada
TRANSFER AGENT AND REGISTRAR

By: ______________________

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